SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Open Capital Company
CNPJ – 02.558.118/0001 -65
NIRE – 533.0000.577 -0

NOTICE FOR SHAREHOLDERS
PAYMENT OF DIVIDENDS

Telemig Celular Participações S.A. notifies that the Annual General Meeting / Extraordinary General Meeting of Shareholders held on April 27, 2007, have deliberated the payment of dividends related to fiscal year 2006 in compliance with the following conditions:

1 – VALUE

The total value of the dividends to be distributed is R$ 34,583,368.26 (thirty and four million, five hundred and eighty three thousand, three hundred and sixty eight Reais and twenty-six cents).

The value per batch of 1 thousand ordinary and preferred shares is R$ 0.096681.

2 – “EX-DIVIDENDS” NEGOTIATION

The dividends will be paid to the shareholders holding shares on April 27, 2007.

As from April 30, 2007 the shares of Telemig Celular Participações S.A. will be negotiated “ex-dividends” referring to fiscal year 2006.

On dividends stated above there will be no incidence of withholding income tax.

3 – PAYMENT DATE

The payments will be accomplished as from May 21, 2007.

4 – PAYMENT TERMS AND PLACE

The dividends corresponding to shares deposited in Fungible Trust of C.B.L.C. –Companhia Brasileira de Liquidação e Custódia – will be credited to this Institution that, through its accredited Brokers, will be responsible to transfer to the respective shareholders.

The other shareholders will receive its dividends in the Branch of the Banco ABN-AMRO Real S.A. of its preference, identified with the documents described below.

Natural person: Authenticated copy of the identity card, Individual Taxpayers Card (CPF) and current address evidence document.

Legal entity: Authenticated copy of CNPJ/MF card, Bylaws or Articles of Incorporation, duly updated, as well as minutes that elected the acting Board. The managing partners or directors with powers to represent the company shall present authenticated copy of identity card, CPF and current address evidence document.

In the case of representation by power of attorney, it will be required to present the respective public mandate instrument and authenticated copies of identity card and CPF of the proxy(s).

Brasília, April 27, 2007.

Oscar Thompson
Investors Affairs Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.